

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

November 16, 2016

<u>Via E-Mail</u>
John A. Williams
Chief Executive Officer
Preferred Apartment Communities, Inc.
3284 Northside Parkway NW, Suite 150
Atlanta, Georgia 30327

> **Re: Preferred Apartment Communities, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 9, 2016**
> **File No. 333-214531**

Dear Mr. Williams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Jeffrey R. Sprain, Esq. (via E-mail)
       Preferred Apartment Communities, Inc.

       James Gerkis, Esq. (via E-mail)
       Proskauer Rose LLP